Filed by Tyco International Ltd. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Brink’s Home Security Holdings, Inc.

Commission File No.: 1-34088

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction involving Tyco International Ltd (“Tyco”) and Brink’s Home Security Holdings, Inc. (“BHS”) will be submitted to the shareholders of BHS for their consideration. In connection with the proposed merger, Tyco has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of BHS that also constitutes a preliminary prospectus of Tyco. The definitive proxy statement/prospectus will be mailed to shareholders of BHS. INVESTORS AND SECURITY HOLDERS OF BHS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Tyco through the web site maintained by the SEC at www.sec.gov. Free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Investor Relations Department, Tyco International Management Company, 9 Roszel Road, Princeton, New Jersey 08540, or at Tyco’s website at www.http://investors.tyco.com/, under the heading “Investor Relations” and then under the heading “SEC Filings”. Investors and security holders may obtain copies of the documents filed with the SEC by BHS on BHS’s website at www.brinkshomesecurity.com.

Tyco, BHS and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Tyco’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended September 25, 2009, filed with the SEC on November 17, 2009, and its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on January 15, 2010.  Information regarding BHS’s directors and executive officers is set forth in BHS’s proxy statement for its 2009 annual meeting, filed with the SEC on April 7, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Statements in these materials that are “forward-looking statements” are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors such as:

•                  Tyco’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•                  Tyco’s ability to promptly and effectively integrate the businesses of Tyco and BHS;

•                  the timing to consummate the proposed transaction and any necessary actions to obtain required regulatory approvals;

•                  the diversion of management time on transaction-related issues;

•                  challenges to Tyco’s business model;

•                  intense competition in all of Tyco’s markets;

•                  Tyco’s continued ability to protect its intellectual property rights;

•                  claims that Tyco has infringed the intellectual property rights of others;

•                  significant business investments that may not produce offsetting increases in revenue;

•                  changes in general economic conditions that affect demand for Tyco’s products and services;

•                  adverse results in legal disputes;

•                  unanticipated tax liabilities;

•                  Tyco’s consumer hardware products may experience quality or supply problems;

•                  impairment of goodwill or amortizable intangible assets causing a charge to earnings;

•                  exposure to increased economic and regulatory uncertainties from operating a global business;

•                  acquisitions and joint ventures that adversely affect the business; and

•                  Tyco’s ability to implement operating cost structures that align with revenue growth.

For further information regarding risks and uncertainties associated with Tyco’s business, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of Tyco’s SEC filings, including, but not limited to, its annual report on Form 10-K and quarterly reports on Form 10-Q, copies of which may be obtained by contacting Tyco’s corporate office at +41 52 633 02 44 or at Tyco’s Investor Relations website at http://investors.tyco.com/.

All information in this communication is as of March 12, 2010. Tyco undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company’s expectations.

The following is a transcript of a video message from John Koch, President of ADT North America, distributed to employees of Broadview Security:

[Start]

Hi, I’m John Koch, President of ADT North America.  Like Naren Gursahaney did in the video you saw a few weeks ago, I wanted to extend a warm “hello” to the Broadview team and provide a quick update on our status regarding integration planning.  We’ve made some great progress recently, and so I thought I’d share some details with you as well as the ADT team.

As we have mentioned before, we are using a structured and collaborative approach to our integration planning.  Bob Allen, Naren Gursahaney and I will provide overall direction and guidance through an Executive Steering Committee.

Management of the integration planning efforts will be conducted through an Integration Management Committee, which will be led by Shawn Lucht from Broadview and Ramon Genemaras, ADT’s Vice President of Operational Excellence.

The Integration Management Committee is made up of both Broadview and ADT personnel (roughly half from each company). Planning will be performed through a number of functional teams including Sales, Marketing, Customer Care, Operations, Human Resources, IT, Finance, Real Estate, Procurement and Public Company Functions.

Within each functional area, both Broadview and ADT have assigned team members who, with the aid of legal, are building “charters” to lay out their respective action plans.   Each charter lists priorities, work that’s in and out of scope, and interdependencies with other departments.

These charters are helping each functional team understand what other teams are working on and how these projects impact each other.

For example, in customer-facing areas, charters are looking at how to best handle customer inquiries during the integration.  We know that existing and new customers will have questions after the deal closes, so we are looking at ways to make this an easy transition for them.

With all the work being done at Broadview and ADT, we know that we must always keep our customers and team members as top priorities.  In order to ensure we do this, we have created three cross-functional teams.  These teams are working on customer retention, customer acquisition and organizational structure.

These areas impact every single corner of the business.  That’s why we’ve built them as independent priority programs… to ensure we remain focused on them.

So far, the ADT and Broadview integration teams have been working on their charters separately, but this week we are having our first joint integration planning meeting here in Boca Raton.  It was great for the teams to finally work together.

I want to assure you that we are committed to a smooth integration planning process.  Many of us, including me, have been part of integrations as an acquired company. We realize that bringing two organizations together can feel unsettling. To help with that, we conducted a Culture Survey with integration planning team members from both Broadview and ADT.

The survey was intended to help us understand each other.  We know we are different; but we also know that we have many things in common.  From the survey, we know that both companies are focused on the customer, are values-driven, and results-oriented.  Both Broadview and ADT also have a thirst for innovation and strive for excellence. The survey also revealed differences in perceptions of cost versus quality.  We will build on upon our shared attributes together and we will also learn from our differences.

Finally, as you may know we recently received anti-trust clearance for the transaction.  This is an important milestone toward closing the deal.  There are still a few steps remaining before we finalize the transaction, including the upcoming Broadview shareholders’ meeting for approval of the sale, and, of course, announcing a close date. Until those steps are completed, we must continue to compete in the market as independent companies.

One last thing before I go ………..

[Fade in and roll the following legend]

IMPORTANT INFORMATION

This message does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The transaction between Tyco and Brink’s Home Security Holdings, Inc. (“BHS”) is addressed in a registration statement on Form S-4 containing a proxy statement/prospectus filed by Tyco with the U.S. Securities and Exchange Commission in connection with the proposed transaction. We urge you to read it because it contains important information. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Tyco and BHS through the web site maintained by the SEC at www.sec.gov. Information about directors and executive officers of BHS and Tyco who may be deemed to participate in the solicitation of proxies in respect of the proposed transaction, as well as information regarding the interests of BHS and its directors and executive officers and Tyco in the proposed transaction, will be set forth in the proxy statement/prospectus and other documents filed by BHS and Tyco with the SEC.

[Fade to black then Fade back in to John]

By now, you might recognize this message from our attorneys.  While we like to respectfully poke fun at them for making us do this, they are just making sure we comply with regulations and this information is important.

That’s all for now. Thank you for your time today and I look forward to speaking with you in the future.

[End]